UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ARISTA POWER, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

97381X 102

(CUSIP Number)

William A. Schmitz
1999 Mt. Read Boulevard
Rochester, New York 14615
(585) 243-4040

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 97381X 102

SCHEDULE 13D

CUSIP NO.:    97381X 102

(1)           NAME OF REPORTING PERSON:
                William A. Schmitz

(2)           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)   ☐
                (b)   ☐

(3)           SEC USE ONLY

(4)           SOURCE OF FUNDS:
PF

(5)           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      ☐

(6)           CITIZENSHIP OR PLACE OF ORGANIZATION:
                United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) SOLE VOTING POWER: 20,376,6481
(8) SHARED VOTING POWER: 0
(9) SOLE DISPOSITIVE POWER: 20,376,6481
(10) SHARED DISPOSITIVE POWER: 0

2

SCHEDULE 13D
CUSIP No. 97381X 102

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                20,376,6481

(12)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        ☐

(13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
9.4%

(14)         TYPE OF REPORTING PERSON:
IN

1  Consists of (a) 18,976,648 shares of the Issuer’s Common Stock (the “Common Stock”), (b) 1,150,000 shares of Common Stock issuable within 60 days upon the exercise of the Warrant granted by the Issuer to the Registrant on April 26, 2010, and (c) 250,000 shares of Common Stock issuable within 60 days upon the exercise of the Stock Option granted by the Issuer to the Registrant on November 15, 2009.

3

SCHEDULE 13D
CUSIP No. 97381X 102

SCHEDULE 13D

Item 1.        Security and Issuer.

Common stock, $0.0001 par value per share (the “Common Stock”), of Arista Power, Inc. (“Arista Power”).  The principal executive offices of Arista Power are located at 1999 Mt. Read Boulevard, Rochester, New York 14615.

Item 2.        Identity and Background.

William A. Schmitz has a business address of 1999 Mt. Read Boulevard, Rochester, New York 14615.  Registrant is the Chief Executive Officer and President of Arista Power.  During the last five years, Registrant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Registrant has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor finding any violation with respect to such laws.  Registrant is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

The source of the $630,000 used to acquire the securities was personal funds.

Item 4.        Purpose of Transaction

The purpose of the transaction is for investment.  Registrant has no plans or proposals that require disclosure under this Item 4.

Item 5.         Interest in Securities of the Issuer.

(a)        Registrant is the direct beneficial owner of 20,376,648 shares of Common Stock, which represent approximately 9.4% of the outstanding Common Stock, based on 217,793,523 shares of Common Stock outstanding on August 5, 2011.  Each of the Registrant’s beneficial ownership and the number of shares of outstanding Common Stock includes 1,400,000 shares of Common Stock issuable to Registrant upon the exercise of options or warrants that are exercisable by Registrant within 60 days.

(b)       Registrant possesses the sole power to vote and to dispose of 20,376,648 shares of Common Stock.

(c)        In the past 60 days, the Registrant purchased 36 units from Arista Power on July 27, 2011 in a private placement of securities.  The purchase price of each unit was $17,500 ($630,000 total purchase price), and each unit consisted of (i) 500,000 shares of the Common Stock (18,000,000 shares in the aggregate) and (ii) a ten-year warrant to purchase 17,500 shares of the Common Stock for $0.50 per share with such warrant vesting in full on July 27, 2013 (630,000 warrants in the aggregate).

Item 6.       Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.       Material to be Filed as Exhibits.

None.

4

SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 5, 2011

/s/ William A. Schmitz
Signature

William A. Schmitz
Name/Title

5